Boyd Gaming Corporation

3883 Howard Hughes Parkway, Ninth Floor

Las Vegas, Nevada 89169

(702) 792-7200

December 19, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	Boyd Gaming Corporation

Withdrawal of Registration Statement on Form S-3

File Number: 333-156096

Ladies and Gentlemen:

Boyd Gaming Corporation (the “Company”) hereby respectfully requests, pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-3 (File No. 333-156096) filed with the United States Securities and Exchange Commission (the “Commission”) on December 12, 2008, together with all exhibits thereto (the “Registration Statement”).

The Company submits this request for withdrawal as it no longer wishes to pursue the contemplated public offering at this time. The Company confirms that no securities have been distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account, to be offset against the filing fee for any future registration statement(s). In accordance with Rule 477(c) under the Act, the Company acknowledges that it may undertake subsequent offerings pursuant to Rule 155(c) under the Act.

Please send copies of the written order granting withdrawal of the Registration Statement to Boyd Gaming Corporation at the address set forth above. If you have any questions with respect to this matter, please contact the undersigned at (702) 792-7200, or Brandon C. Parris at Morrison & Foerster LLP, the Company’s outside legal counsel, at (415) 268-6617.

[Signature page follows]

Sincerely,

/s/ JOSH HIRSBERG
Josh Hirsberg
Senior Vice President, Chief Financial Officer and Treasurer